Lucky Buns - Union Market

Balance Sheet
As of September 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,629.00
M&T Tailored Business Checking (1279)	4,905.68
Total Bank Accounts	**$6,534.68**
Other Current Assets	
Accrued Rent	0.00
Due from Delivery Partners	1,411.08
Due from Fells Point	68,849.13
Due to Lucky Buns	-3,252.02
Inventory	6,394.82
Prepaid Expenses	7,699.54
Undeposited Funds	523.85
Total Other Current Assets	**$81,626.40**
Total Current Assets	**$88,161.08**
Fixed Assets	
2017 Ram Cargo Van	32,136.00
POS Equipment	2,455.72
Restaurant Equipment	0.00
Total Fixed Assets	**$34,591.72**
Other Assets	
Pre-Opening Expenses	0.00
Rent Security Deposit	7,500.00
Total Other Assets	**$7,500.00**
TOTAL ASSETS	**$130,252.80**

Lucky Buns - Union Market

Balance Sheet
As of September 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,833.45
Total Accounts Payable	**$9,833.45**
Other Current Liabilities	
Ally Auto Loan	22,536.42
Due to GMA - 0583	2,000.00
Gift Card Liability	-19.20
Payroll Liability	14,360.86
Sales Tax Liability	7,330.18
Tips Payable	18,287.60
Total Other Current Liabilities	**$64,495.86**
Total Current Liabilities	**$74,329.31**
Long-Term Liabilities	
Loan- Real Time (PPP)	58,292.00
Total Long-Term Liabilities	**$58,292.00**
Total Liabilities	**$132,621.31**
Equity	
Retained Earnings	-11,369.07
Net Income	9,000.56
Total Equity	**$ -2,368.51**
TOTAL LIABILITIES AND EQUITY	**$130,252.80**

Lucky Buns - Union Market
Profit and Loss
January - September, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Total
Income										
Food	59,156.81	59,155.53	91,578.04	89,869.03	92,587.05	126,974.19	170,885.30	90,010.30	77,723.75	857,940.00
LBW Sales	2,756.00	3,740.00	5,950.00	6,653.00	5,267.00	16,210.00	33,566.00	5,724.91	3,454.00	83,320.91
N/A Bev	2,004.00	1,930.00	3,555.00	3,340.50	3,159.50	3,357.50	3,726.00	2,486.00	2,435.00	25,993.50
Sales Discount	-320.74	-216.79	-458.25	-714.20	-1,426.42	-1,014.94	-1,196.56	-635.79	-1,253.15	-7,236.84
Total Income	$ 63,596.07	$ 64,608.74	$ 100,624.79	$ 99,148.33	$ 99,587.13	$ 145,526.75	$ 206,980.74	$ 97,585.42	$ 82,359.60	$ 960,017.57
Cost of Goods Sold										
Cost of Goods Sold	22,570.26	21,740.56	34,869.46	36,547.36	32,824.29	52,255.76	68,739.59	31,154.22	28,004.18	328,705.68
Shipping	52.00	4.00	4.00	35.00		25.00	60.00	15.00		195.00
Total Cost of Goods Sold	$ 22,622.26	$ 21,744.56	$ 34,873.46	$ 36,582.36	$ 32,824.29	$ 52,280.76	$ 68,799.59	$ 31,169.22	$ 28,004.18	$ 328,900.68
Gross Profit	$ 40,973.81	$ 42,864.18	$ 65,751.33	$ 62,565.97	$ 66,762.84	$ 93,245.99	$ 138,181.15	$ 66,416.20	$ 54,355.42	$ 631,116.89
Expenses										
Advertising & Marketing	1,155.07	209.03	7,509.08	182.23	224.70	213.47	199.50	226.26	226.99	10,146.33
Employee Related	19,817.49	20,109.99	23,701.20	27,863.90	30,503.65	40,577.11	54,697.88	30,047.68	24,656.93	271,975.83
General & Administrative	37,494.20	10,342.13	10,405.99	16,533.37	16,205.23	27,795.55	33,641.99	16,385.57	13,828.17	182,632.20
Operating Expenses	4,978.61	4,923.57	10,989.74	11,384.41	6,608.79	21,767.31	12,344.62	7,755.67	7,372.85	88,125.57
Professional Services	1,100.00	1,100.00	1,100.00	1,100.00	1,100.00	1,100.00	1,100.00	1,100.00	1,100.00	9,900.00
Sales Expense	3,500.27	3,521.15	4,337.57	4,332.57	2,942.73	12,389.89	2,173.59	15,606.34	4,460.52	53,264.63
Total Expenses	$ 68,045.64	$ 40,205.87	$ 58,043.58	$ 61,396.48	$ 57,585.10	$ 103,843.33	$ 104,157.58	$ 71,121.52	$ 51,645.46	$ 616,044.56
Net Operating Income	-$ 27,071.83	$ 2,658.31	$ 7,707.75	$ 1,169.49	$ 9,177.74	-$ 10,597.34	$ 34,023.57	-$ 4,705.32	$ 2,709.96	$ 15,072.33
Other Income										
Other Misc Income	0.00	0.00	13.32	112.86	0.00	25.20	164.43	113.22	21,284.68	21,713.71
Total Other Income	$ 0.00	$ 0.00	$ 13.32	$ 112.86	$ 0.00	$ 25.20	$ 164.43	$ 113.22	$ 21,284.68	$ 21,713.71
Other Expenses										
Charity / Donations									206.00	206.00
Franchise Parent Expenses	2,000.00	2,000.00	3,095.00	4,940.00		2,225.00	4,750.00		8,569.48	27,579.48
Total Other Expenses	$ 2,000.00	$ 2,000.00	$ 3,095.00	$ 4,940.00	$ 0.00	$ 2,225.00	$ 4,750.00	$ 0.00	$ 8,775.48	$ 27,785.48
Net Other Income	-$ 2,000.00	-$ 2,000.00	-$ 3,081.68	-$ 4,827.14	$ 0.00	-$ 2,199.80	-$ 4,585.57	$ 113.22	$ 12,509.20	-$ 6,071.77
Net Income	-$ 29,071.83	$ 658.31	$ 4,626.07	-$ 3,657.65	$ 9,177.74	-$ 12,797.14	$ 29,438.00	-$ 4,592.10	$ 15,219.16	$ 9,000.56

Lucky Buns - Union Market

Statement of Cash Flows
January - September, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,000.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Delivery Partners	0.00
Due from Delivery Partners:Due From ChowNow	0.00
Due from Delivery Partners:Due From Doordash	-285.08
Due from Delivery Partners:Due From GrubHub	0.00
Due from Delivery Partners:Due From UberEATS	-894.85
Due from Fells Point	-68,849.13
Due to Lucky Buns	67.60
Inventory:Beer	135.71
Inventory:Food	-1,417.37
Inventory:Liquor	-492.42
Inventory:NA Bev	-90.26
Inventory:Supplies	-1,150.92
Prepaid Expenses	-7,699.54
Accounts Payable (A/P)	-1,116.35
Ally Auto Loan	22,536.42
Gift Card Liability	-19.20
Payroll Liability	4,026.00
Sales Tax Liability	2,366.61
Tips Payable	17,503.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-35,379.18**
Net cash provided by operating activities	**$ -26,378.62**
INVESTING ACTIVITIES	
2017 Ram Cargo Van	-32,136.00
POS Equipment	-2,455.72
Rent Security Deposit	-500.00
Net cash provided by investing activities	**$ -35,091.72**
FINANCING ACTIVITIES	
Loan- Real Time (PPP)	58,292.00
Net cash provided by financing activities	**$58,292.00**
NET CASH INCREASE FOR PERIOD	**$ -3,178.34**
Cash at beginning of period	10,236.87
CASH AT END OF PERIOD	**$7,058.53**